Filed May 7, 1999
                                                          File No. 70 - ________


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              FORM U-1 DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                        --------------------------------

                           New Century Energies, Inc.
                             1225 Seventeenth Street
                             Denver, Colorado 80202

              (Name of companies and top registered holding company
                    parents filing this statement and address
                         of principal executive offices)

                        ---------------------------------

                                Wayne H. Brunetti
                      President and Chief Operating Officer
                           New Century Energies, Inc.
                             1225 Seventeenth Street
                             Denver, Colorado 80202

                   (Names and addresses of agents for service)

                  The Commission is requested to send copies of
                    all notices, orders and communications in
                      connection with this Declaration to:

                                 Paul J. Bonavia
                    Senior Vice President and General Counsel
                           New Century Energies, Inc.
                             1225 Seventeenth Street
                             Denver, Colorado 80202

                          Joanne C. Rutkowski LeBoeuf,
                          Lamb, Greene & MacRae, L.L.P.
                          1875 Connecticut Avenue, N.W.
                             Washington, D.C. 20009

         New Century Energies, Inc. ("NCE"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), files this Form U-1 Declaration (the "Declaration") to obtain approval to solicit the proxies of the holders of common stock of the NCE.

Item 1.           Description of Proposed Transaction.

         NCE and Northern States Power Company ("NSP"), a Minnesota corporation and exempt holding company have entered into an Agreement and Plan of Merger, dated as of March 24, 1999 (the "Merger Agreement"), which provides for the merger of NCE into NSP, with NSP as the surviving corporation ("Merger"). On March 25, 1999, NCE and NSP jointly issued a press release, a copy of which is attached hereto as Exhibit A and incorporated herein by reference, announcing the proposed Merger and related information.

         Under the terms of the Merger Agreement, NCE and NSP each have agreed to convene a meeting of their shareholders for the purpose of obtaining required shareholder approvals relating to the Merger. NCE will seek to obtain approval of the Merger by the affirmative vote of the holders of a majority of the outstanding shares of NCE common stock. NSP will seek to obtain the approval of a majority of the outstanding shares of common and preferred stock of NSP voting together and a majority of the outstanding shares of common stock of NSP voting as a separate class.

         A copy of the NCE and NSP preliminary  proxy  materials,  including the solicitation letters to their shareholders and the joint proxy statement/prospectus, are included as Exhibit B and incorporated herein by reference. Copies of the preliminary proxy materials were filed with the Commission's Division of Corporation Finance on April 26, 1999. On May 4, 1999, NCE and NSP were advised that, upon the filing of a final form of proxy materials, the Division of Corporation Finance would declare the registration statement, relating to the issuance of stock by NSP in connection with the Merger, effective.

         NCE and NSP currently intend to mail definitive proxy materials to their shareholders at least 30 days prior to the special shareholder meetings that will be held in connection with the proposed Merger. The special meetings are tentatively scheduled for June 28, 1999. Accordingly, NCE respectfully requests that the Commission grant it authority to provide its shareholders with the proxy solicitation materials in their final form (the "Solicitation"). At a later date, NCE and NSP plan to file an Application/Declaration on Form U-1 requesting authority to consummate the Merger and related transactions.

Item 2.           Fees, Commissions and Expenses.

         The estimate of the approximate amount of fees and expenses payable in connection with the proposed Solicitation is as follows:

         Counsel fees                                         *

         Proxy solicitation firm                              *
         Printing expenses                                    *
         Miscellaneous and incidental expenses                *

         TOTAL                                                * (Estimates to be
                                                                filed by amend-
                                                                ment)



Item 3.           Applicable Statutory Provisions.

         Section 12(e) of the Act provides that any solicitation of any proxy regarding any security of a registered holding company shall be unlawful if made in contravention of such rules as may be promulgated by the Commission. Rule 62 under the Act, provides that no such solicitation shall be made except pursuant to a Declaration with respect to such solicitation which has become effective. This Declaration is being filed by NCE with respect to the proposed Solicitation in accordance with Rule 62.

Item 4.           Regulatory Approval.

         No state regulatory authority and no federal regulatory authority, other than the Commission, has jurisdiction over the proposed Solicitation.

Item 5.           Procedure.

         It is requested that the Commission issue and publish not later than May 14, 1999, a notice with respect to the filing of this Declaration and, concurrently therewith, that the Commission enter an appropriate order granting and permitting this Declaration to become effective.

         No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6.           Exhibits and Financial Statements.

         Exhibit A -       Joint Press Release.

         Exhibit B -       Proxy Materials of NCE and NSP  (incorporated  by
                           reference     to    Form     S-4,     Joint     Proxy
                           Statement/Prospectus of Northern States Power Company
                           and  New  Century   Energies,   Inc.,  SEC  File  No.
                           333-76989).

         Exhibit C -       Opinion of Counsel

         Exhibit D -       Form of Notice

Item 7.           Environmental Effects.

         The proposed Solicitation does not involve major Federal action having a significant effect on the human environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed Solicitation.

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be duly signed on its behalf by the undersigned thereunto duly authorized.



                                        New Century Energies, Inc.




                                        By:_________________________________
                                             Richard C. Kelly
                                             Executive Vice President and
                                             Chief Financial Officer

May 7, 1999

                                                                       EXHIBIT A

                               JOINT NEWS RELEASE

      [Logo]                                       [Logo]
      [GRAPHIC OMITTED]                            [GRAPHIC OMITTED]
      For NCE:                                     For NSP:
      Media Relations:                             Media Relations:
      (303) 294-8900                               (612) 337-2167
      Investors:                                   Investors:
      Mike Pritchard                               Richard Kolkman
      (303) 294-2588                               (612) 330-6622
      www.ncenergies.com                           www.nspco.com

For Immediate Release

                NEW CENTURY ENERGIES AND NORTHERN STATES POWER

                                    TO MERGE

         -------------------------------------------------------------

              MERGED COMPANY WELL POSITIONED IN RAPIDLY CHANGING
                               UTILITIES INDUSTRY

DENVER and MINNEAPOLIS , March 25, 1999 - New Century Energies (NYSE:NCE) and Northern States Power Co. (NYSE:NSP) today announced that they have entered into a definitive merger agreement.

      "This merger combines two well-managed, mid-continent electric and gas companies in order to provide a strong platform for assuring low-cost, quality service to the region during a time of rapid change in the utility industry," said James J. Howard, president, chairman and CEO of Northern States Power Co.

      The merged company will stretch from Mexico to the Canadian border, and also will have a strong global presence, with operations in the United Kingdom, Central Europe, Australia and South America. It will be headquartered in Minneapolis and certain key business units or operations will be based in Wisconsin, Denver and Amarillo, Texas. The company will be named later.

      The merger is expected to be a tax-free, stock-for-stock exchange for shareholders of both companies, and to be accounted for as a pooling of interests. NCE and NSP anticipate that the merger will be accretive in the first full year and thereafter to both sets of shareholders assuming realization of anticipated net cost savings. Upon completion, holders of New Century Energies stock will receive 1.55 shares of the merged company stock for each share of NCE stock. Each share of Northern States Power stock will continue as one share of the combined company.

      Howard said, "The merger prepares the combined company for where the industry will be - an environment of customer choice - rather than where the industry is today. The merger is predicated on providing our customers continued low-cost, reliable energy while maintaining high levels of customer service. This will be extremely important to customers as the utility environment continues to change."

      In addition, Howard said the combined companies are committed to meeting and exceeding environmental standards.

      Bill D. Helton, chairman and CEO of Denver-based New Century Energies said, "The merger provides both the combined company and its operating units with the scale necessary to remain competitive in a changing industry marketplace."

      Helton added that NSP and New Century are an excellent fit. "Our philosophies of focusing on excellence in customer service are the same; we both have succeeded in keeping our costs among the lowest in the industry; and our strategies, customer base and utility operations are very similar." He said the combined company will "integrate two strong companies with similar customer demographics within a single region, creating more growth in shareholder value than would the stand-alone companies."

      The companies said they expect the merger to result in net cost savings of approximately $1.1 billion in the first 10 years of operations.

      Wayne H. Brunetti, vice chairman, president and COO of New Century, said, "We expect significant cost savings from the elimination of duplicate programs, greater purchasing efficiencies and streamlined business processes."

      "The company intends to honor all existing union contracts," he said. "And we can achieve our target merger savings while still supporting our local communities and continuing to offer the same excellent prices and service."

      Howard, 63, will serve as chairman of the holding company for the first full year of operations. Brunetti, 56, will be president and CEO upon closing and will assume the responsibilities as chairman upon Howard's retirement. New Century Energies' Helton, 60, will retire at the completion of the merger. The board will consist of an equal number of members from Northern States Power and New Century Energies.

       In the United States, the merged company will serve 3 million electricity customers and approximately 1.5 million natural gas customers in 12 states including Arizona, Colorado, Kansas, Michigan, Minnesota, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Wisconsin, and Wyoming. Internationally, the company will serve about 2 million electric customers and 400,000 natural gas customers in the United Kingdom.

      Based on year-end 1998 capacity, as a combined entity, the company will have total generating capacity of 21,720 megawatts, of which 15,133 is regulated in the United States. It also will have 6,587 megawatts of non-regulated generation in the United States and internationally, including operations in the United Kingdom, Central Europe, Australia and South America.

      Based on 1998 results, the combined company would have revenues of $6.4 billion, earnings of $618.8 million and assets totaling approximately $15.1 billion.

      The merger requires the approval by the shareholders of the two existing holding companies, as well as approval or regulatory review by the Securities and Exchange Commission, the Federal Energy Regulatory Commission, the Federal Trade Commission, the Department of Justice, the Federal Communications Commission, the Nuclear Regulatory Commission, and state regulators in nine of the states currently served by the two companies. The merger is expected to take from 12 to 18 months to complete.

      It is anticipated the holding company will adopt the NCE dividend payment level, adjusted for the exchange ratio. Based on the exchange ratio of 1.55, the pro forma dividend for the merged company will be $1.50 per share on an annual basis, following completion of the merger. This maintains the dividend level for NCE shareholders and provides a slight increase for NSP shareholders.

      Based on the number of common shares currently outstanding, New Century Energies shareholders will own 54 percent of the common equity of the combined company and Northern States Power shareholders will own 46 percent. As of March 15, New Century Energies had approximately 114.9 million common shares outstanding, and NSP had 153.1 million common shares outstanding. Debt holders and preferred stockholders will continue with their present holdings under existing terms.

      SG Barr Devlin served as financial advisor to New Century Energies, and Northern States Power was advised by The Blackstone Group.

      New Century Energies serves approximately 1.5 million electricity customers and more than a million natural gas customers in Colorado, Texas, New Mexico, Wyoming, Kansas and Oklahoma. Its operating companies include Public Service Co. of Colorado, Southwestern Public Service Co. and Cheyenne Light, Fuel & Power. Wholly owned subsidiaries include: New Century International, which owns a 50 percent interest in Yorkshire Electricity in the United Kingdom; Utility Engineering, which provides engineering, design, construction, management and other related services to utilities; Quixx, which invests in and develops cogeneration and other energy-related projects; Planergy, which provides energy services to commercial and industrial customers; eprime, which is an unregulated commodity marketing affiliate currently engaged in gas and electricity marketing and trading.

      Northern States Power provides electricity to about 1.5 million customers in portions of Minnesota, Wisconsin, North Dakota, Michigan, South Dakota. It distributes natural gas to more than 475,000 customers in Minnesota, Wisconsin, North Dakota, Michigan and Arizona. Wholly owned subsidiaries include NRG Energy, Inc., which operates and has ownership interests in non-regulated energy businesses around the world, with major projects in the United States, Germany and Australia. Other subsidiaries include Viking Gas Transmission Company, a natural gas transmission company; Energy Masters International, an energy service company; Seren Innovations, which is building communication networks to deliver telephone, cable TV and high-speed Internet and data services ; and Eloigne Company, which has interests in affordable housing projects.

            This press release includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions, and involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially are: electric load and customer growth; abnormal weather conditions; economic conditions in the company's service territory; fluctuations in energy-related commodity prices, realization of net cost savings in a timely manner, and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports.

                            MERGER FACTS AT A GLANCE
--------------------------------------------------------------------------------
                              New Century     Northern States        Combined
                               Energies          Power Co.
--------------------------------------------------------------------------------
       Market value         $4.446 billion     $4.175 billion     $8.621 billion
     (as of Mar. 24)
--------------------------------------------------------------------------------
      Long-term debt        $2.206 billion     $1.851 billion     $4.057 billion
      Trust/Preferred        $294 million      $305.3 million     $599.3 million
--------------------------------------------------------------------------------
 Revenue from electricity   $2.697 billion     $2.352 billion     $5.049 billion
--------------------------------------------------------------------------------
     Revenue from gas        $841 million       $457 million      $1.298 billion
--------------------------------------------------------------------------------
      Total revenues        $3.611 billion     $2.819 billion     $6.43 billion
--------------------------------------------------------------------------------
      Total earnings         $341,957,000       $276,825,000       $618,782,000
--------------------------------------------------------------------------------
Earnings per share - basic       $3.06             $1.84               N/A
Earnings per share - diluted     $3.05
--------------------------------------------------------------------------------
       Total assets          $7.7 billion       $7.4 billion      $15.1 billion
--------------------------------------------------------------------------------
   Electricity customers       1,601,000         1,459,000          3,060,000
  (United States-current)
--------------------------------------------------------------------------------
   Electricity customers       2,080,000                            2,080,000
      (International)
--------------------------------------------------------------------------------
   Electricity capacity     7,984 megawatts   7,149 megawatts    15,133 megawatt
     (U.S. regulated)
--------------------------------------------------------------------------------
   Electricity capacity     247 megawatts    6,340 megawatts*   6,587 megawatts*
      (non-regulated)
--------------------------------------------------------------------------------
     Miles of electric          10,236             6,843              17,079
    transmission lines
--------------------------------------------------------------------------------
   Natural gas customers       1,057,000          475,000           1,532,000
--------------------------------------------------------------------------------
  Miles of gas pipelines        16,063             10,573             26,636
--------------------------------------------------------------------------------
         Employees               6,305             7,455              13,760
--------------------------------------------------------------------------------
  Avg. retail electricity   5.4 cents/kwh      5.9 cents/kwh
           rates
--------------------------------------------------------------------------------
       States served           Colorado,     Arizona, Michigan,
                              Kansas, New     Minnesota, South
                                Mexico,        Dakota, North
                           Oklahoma, Texas,  Dakota, Wisconsin
                                Wyoming
--------------------------------------------------------------------------------
           (Based on 1998 year-end  information,  except where noted)

*Includes projects operating, under construction, or under contract, expected to close by 7/1/99

                                                                       EXHIBIT C


                                                              May  7, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


                  Re:  New Century Energies, Inc., File No. 70-___________

Dear Sirs:

                  As counsel for New Century Energies, Inc. ("NCE"), a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), and its subsidiary companies, I deliver to you this opinion for filing as Exhibit C to the Application-Declaration referenced above. Briefly stated, NCE is seeking authority to solicit proxies in connection with its proposed merger with Northern States Power Company.

                  In connection with the above, I have examined:

                  (i)      the Application-Declaration, as amended; and

                  (ii) such other documents, records and matters of law as I deemed necessary to enable me to render this opinion;

                  Based upon the foregoing and relying thereupon, I am of the opinion that if the above-referenced transactions are consummated in accordance with the Application-Declaration:

                  (a) all state and federal laws applicable to the proposed transactions will have been complied with; and

                  (b) the consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by NCE, or by any associate company thereof.

                  I hereby consent to the filing of this opinion as an exhibit to the Application-Declaration.

                                                     Very truly yours,

                                                     //s// William M. Dudley
                                                     New Century Services, Inc.

                                                                       EXHIBIT D

SECURITIES AND EXCHANGE COMMISSION

(Release No.               )

May  __, 1999

         New Century Energies, Inc. ("NCE"), 1225 Seventeenth Street, Denver, Colorado 80202, a holding company registered with the U. S. Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act" or "Act"), has filed an application seeking authority to solicit proxies in connection with the proposed merger of NCE and Northern States Power Company. This notice hereby authorizes NCE to solicit such proxies.

         The filing is available for public inspection through the commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by , to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants-declarants at the address specified above. Proof of service (by affidavit or, in case of an attorney-at-law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the joint application-declaration, as filed or as it may be amended, may be permitted to become effective.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                                                       Jonathan G. Katz
                                                           Secretary